Richard Grover
Founder and CEO, KALiiN

Richard Grover grew up in Vermont, and passionately studied Application Development and Computer/Networking systems. He currently has a Bachelor's degree, Master's degree and post-graduate work toward his PhD. Over the years, Richard worked in various technical and business development roles in several prominent companies including Cisco, Hewlett Packard, Computer Sciences Corp., AT&T, Nortel and Verizon. Consequently, Richard has developed a broad range of computer systems design, engineering, technology and leadership skills, including systems and software design and development, infrastructure and analytics, with an eye toward leadership and business value. Since its inception in November 2014, Rick has served as a senior executive at VARANIDEA, LLC, which develops, incubates and delivers a broad range of software products to the mobile application market, including KALiiN's artificial intelligence (AI) app, which intends on becoming a premier AI app in the mobile device marketplace. Richard currently works part-time on KALiiN and will devote more time as needed as the company ramps up.